FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JOINT PRESS RELEASE
Gold Fields and Bolivar Gold Announces Stay of Plan of
Arrangement Pending Appeal
Johannesburg and Toronto, Wednesday, February 22, 2006 – Gold Fields Limited
(NYSE/JSE: GFI) and Bolivar Gold Corp. (TSX: BGC) announced that Scion Capital has appealed the Yukon Supreme Court ruling granting approval of the Plan of Arrangement and was granted a stay of the order pending appeal. The appeal will be heard on Monday,
February 27, 2006.
-ends-
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold Fields has its primary listing on the Johannesburg
Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and
on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.
Bolivar Gold Corp. is a gold exploration and development company. At its 95%-owned Choco 10 property in Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The 5,400 tonne per day Choco 10 operation commenced commercial production in
August 2005. Bolivar Gold intends to exploit this reserve while continuing to pursue the exploration potential of the Choco 10 property, as well as throughout the El Callao district in conjunction with its joint venture partner, Gold Fields Limited. Additional information on Bolivar Gold can be found by visiting the company’s website at www.bolivargold.com.
For further information:
Gold Fields Limited
Bolivar Gold Corp.
Willie Jacobsz Robert Doyle
+27-11-644-2460 (416) 360-4653
williej@goldfields.co.za rdoyle@bolivargold.com
Nerina Bodasing
+27-11-644-2630
Nerina.Bodasing@goldfields.co.za
Cheryl A Martin,
(303) 796-8683,
camartin@gfexpl.com.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 22 February 2006
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs